Exhibit 99.1

RILEY INVESTMENTS, LLC

September 17, 2010

The Independent Members of the Board of Directors
WPCS International Incorporated
One East Uwchlan Avenue
Exton, PA 19341

Re:           WPCS International Incorporated

Dear Independent Board Members:

Our investor group composed of Riley Investment Management LLC, certain of its affiliates and Lloyd I. Miller (together, the “Investor Group”), who collectively own approximately 10.2% of the outstanding shares of WPCS International Incorporated (“WPCS” or the “Company”), has proposed a cash-and-stock, or an all-cash, acquisition of WPCS by Telecom Global Inc., an entity the Investor Group controls, for a purchase price of $3.50 per WPCS share.  Our letter to you dated August 27, 2010 details the synergies we expect the combined company would realize and the significant and immediate benefits that WPCS stockholders would receive as a result of the proposed transaction.

Unfortunately, the Board and management of WPCS have repeatedly refused to meet with us to engage in substantive negotiations regarding a proposed transaction.  We are continually rebuffed with new excuses which cause us to seriously question whether the Board will ever take its fiduciary duties seriously.  We are led to believe that a special committee of the Board has purportedly been empowered to explore strategic alternatives.  As a result of this inaction by the Board and its oral advice that our proposal is inadequate without even bothering to have any discussions with us on the synergies of our proposal, we have no reason to believe that any strategic process undertaken by the Company will be anything other than window dressing and a convenient excuse for further stalling tactics, resulting in the continued deterioration of stockholder value and the inability of stockholders to receive full and fair value for their shares.

The Company’s continued disappointing operating results for the first quarter of fiscal 2011 announced this week only heighten these concerns as stockholder value continues to deteriorate.  If the first quarter of fiscal 2011 is any indication of the Company’s future performance, the status quo is unacceptable and equity value will continue to be destroyed.  Over the past three years, EBITDA has declined from $9.04 million or 8.9% of revenue in fiscal 2008 to $5.72 million or 5.3% of revenue in fiscal 2009 to $4.26 million or 4.0% of revenue in fiscal 2010.   Alarmingly, EBITDA margin for the first quarter of fiscal 2011 is less than one percent of revenue or 0.8%. As with EBITDA, earnings per share has declined from $0.23 in fiscal 2009 to $0.12 in fiscal 2010 to -$0.05 in the first quarter of fiscal 2011.  From April 2007 until the public announcement of our proposal, the Company’s stock price declined over 81%.  We believe that any statements from management regarding expected improvements in financial performance are not credible, given that the Company fell disastrously short of its projections for fiscal 2009 and 2010 and has refused to issue any guidance for fiscal 2011.  There is no reason to believe that current management will be able to reverse this trend, given its past poor performance and inability to accurately forecast the Company’s business.

Based on the declining performance by management over the previous three years, we view the Board’s rewarding top management, CEO Andy Hidalgo and CFO Joe Heater, with five-year evergreen employment agreements as suspect, wholly unjustified by the Company’s recent and past performance, completely out of touch with current executive compensation standards and a serious dereliction of the Board’s fiduciary duties.  In addition, the Board’s adoption of a poison pill and of stockholder-adverse and Board-friendly bylaw amendments within days of our initial Schedule 13D filing serve to entrench the Board from stockholders. Given the Board’s actions in view of the Company’s and management’s performance, we have serious concerns whether the Board will act in the best interests of stockholders.

We have made a good faith proposal to acquire the Company that fully and fairly values the Company.  We have the financial resources available to us to complete the proposed transaction, and any definitive agreement we would enter into with the Company would not be subject to financing.  Since we made our proposal, operating results have continued to decline and we are seriously concerned that, without immediate negotiations with us, the Company’s value will further erode and we will be forced to reconsider our proposal.

If the Board is committed to maximizing value for its stockholders and not simply preserving its jobs, or those of management, at any cost, then we demand that the special committee meet with us by no later than September 27, 2010 to engage in substantive discussions regarding our proposal.  As part of these discussions, we would not expect to enter into any standstill agreement with the Company, as we believe such an agreement would only be used to insulate the Board at the expense of stockholders.  If the Board or special committee fails to meet with us by such date or to conduct a bona fide and rapid process to maximize stockholder value, we will withdraw our proposal and reserve the right to pursue any and all actions in the best interests of all stockholders, including taking our proposal, or a modified proposal to reflect any further deterioration in the Company’s business, directly to stockholders. Finally, as a sign of good faith and to express its trust in the better judgment of the Company’s stockholders, we request that the Board immediately revoke the Company’s poison pill so that, if necessary, stockholders can decide the future of their company for themselves.

Very truly yours,

/s/ Bryant Riley

Bryant Riley